**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

March 30, 2021

_____

In the Matter of

Mercer Park Brand Acquisition Corp.
333 Bay Street, Suite 3400
Toronto, Ontario
Canada M5H 2S7

File No. 000-56261

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**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION
12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED**

Mercer Park Brand Acquisition Corp. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its Class A Restricted Voting Shares.

Mercer Park Brand Acquisition Corp. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Chief
Office of International Corporate Finance